Mail Stop 3-9									November 17,
2004

Joseph Podolski
President and Chief Executive Officer
Zonagen, Inc.
2408 Timberloch Drive
Suite B-1
The Woodlands, Texas 77380

Re:	Zonagen, Inc.
	Registration Statement on Form S-1
Filed October 20, 2004
	File Number 333-119861

 Dear Mr. Podolski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your references to certain rights to purchase Series One Junior Participating Preferred Stock that are attached to the registrant`s common stock. Please register these rights as separate securities on the registration statement cover page.
2. We note that while you are using Rule 457(o) to calculate your registration fee, the $14,840,000 of securities you are registering would appear to cover only 4,000,000 shares of common stock at $3.71 per share, and not the additional 600,000 shares to cover over-allotments. Please ensure that you register enough securities or denote a sufficient dollar amount, and include the over-allotment shares in your calculations.
3. Please complete all of the blank sections of your filing prior to filing the next amendment.
4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.
5. In your amendments, please restate our comment and then explain the changes that have been made in response to that comment. Please also reference the page numbers in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

6. Throughout the registration statement, you make certain claims about your products and their potential.  Some of these statements are of the type that should be supported using third party sources or should be deleted. Set forth below is an illustrative and not an exhaustive list of statements that should be supported or deleted:
(  	"The most effective drugs on the market are GnRH agonists, like
Lupron...."
(  	"We believe Progenta may be superior to current therapies
because it is non-invasive, has a positive side effect..."

7. You state, "Our estimates of market share and market size in this prospectus are based on, in certain cases, public disclosure, industry and trade publications and reports prepared by third parties, which we believe to be reliable but have not been independently verified." Please furnish us with copies of all source materials to which you refer, and list each of those sources in your response letter. Also, throughout the prospectus, in each instance in which you cite an estimate of market share or market size based upon one or more of these sources, name the source or sources, and attribute the estimates to the appropriate source.
8. Supplementally, confirm to us that you are not disclaiming liability under the federal securities laws regarding any of the estimates that have not been independently verified and to which you refer in the quoted sentence in the immediately preceding comment. Also, delete the following language from the above referenced sentence: "which we believe to be reliable but have not been independently verified."

9. Throughout the registration statement, you cite other facts and figures to support your contentions. Some of these statements are of the type that should be supported using third party sources or, if the statements are estimates made by the Company, should be explained and supported as such. Set forth below is an illustrative and not an exhaustive list of statements that should be supported or deleted:
(  	 "...marketed by TAP Pharmaceuticals, which had sales of $787.8 million..."
(  	"...marketed by Solvay Pharmaceuticals with sales of
approximately $282 million..."
(	"...200,000 procedures annually...or about $1billion to $1.5 billion annually."
(    "18,000 myomectomies are performed annually in the United
States...80% of patients presenting with this symptom...up to 10% of women who underwent an initial myomectomy...one quarter to one half of women had recurrence..."
Prospectus Summary, page 1
Overview, p. 1
10. Please introduce the Overview section with a more comprehensive discussion of the Company and its business model. For example, you have said that the Company is "focused on the development of new drugs...." You should add disclosure describing the specific functions the Company would play in the development and commercialization process. We note that the Company will be outsourcing almost all functions to third parties. Please describe the functions the Company will provide and the functions that will be outsourced using collaborators, and mention specifically that you only have four full-time employees. In addition, you should disclose how the know-how for the Company`s products developed and who developed them. If another party developed your products or tools, such as the NIH, please disclose how you acquired them.
11. In view of the fact that Progenta and Androxal are not approved by the FDA and are currently in clinical trials only, please do not assert that the Company`s products are safe or effective. As one example only, in your description of each product, you state your belief that each product "may be superior" to other types of care. Whenever you make a statement relating to the safety or efficacy of your products in the registration statement, you should revise such assertions to reflect that the results are preliminary and that the results of early studies are often reversed by the results of later studies. Additionally, you should clarify that all results are subject to review by the FDA, which may disagree with your
conclusions about safety and/or efficacy.  These qualifications should introduce any discussion of safety and/or efficacy.
12. Much of the Prospectus Summary is technical and will be difficult for investors to understand. In accordance with the Plain English Rules, please revise the Summary to use simple language that investors will understand. As a few examples only, we note the following words and phrases as examples of language that should be simplified:
(	"uterine fibroids"
(	"endometriosis"
(	"gonadotropin releasing hormone agonists"

In some cases, you have explained terms subsequently in the registration statement. However, you should explain the terms the first time they appear in the filing.
13. Some of the information disclosed in this section is not appropriate for a Prospectus Summary. For example, your comparison of the benefits of Progenta and Androxal versus other types of care is information that may be included in the Business section (subject to the qualifications we have recommended), but provide too much detail for the Summary. In addition, the information comparing Progenta to placebo and Lupron in treating uterine fibroids should also be disclosed in the Business section and not in the Summary.
14. The agreement with the NIH should be an exhibit to the registration statement. Please revise.
15. We note your use of the term "Phase I/II" regarding your recently completed and currently ongoing clinical trials regarding your two respective products. The use of the term "Phase I/II" should only be used if your trial met all the FDA requirements for a Phase II study. Please tell us whether or not your Phase I/II trial met all of the requirements of Phase II clinical trials. We note that Phase II trials typically involve administering the product under development to 100-300 participants, allowing for the evaluation of the effectiveness of the drug and determining the short-term side effects and risks. Has the FDA agreed that your respective studies were designed to meet the requirements of Phase II trials? For any of your studies not designed to meet all requirements of FDA approved Phase II clinical trials, please delete the references to "Phase I/II," replace the references with the term "Phase I" and explain that the trials are designated to provide information related to the efficacy, not the effectiveness, of the product candidate. This comment also applies to your references to "Phase II/III" throughout the prospectus.
16. At the end of the first paragraph, you should note that you have not yet filed an IND application regarding Progenta with the FDA and that if you do not obtain FDA approval for the IND, that you will not be permitted to begin the clinical trials to which you allude.
17. At the end of the second paragraph, state wat will be required to demonstrate through larger-scale clinical trials that these product candidates are safe and effective for use in a diverse population before you can seek regulatory approvals for their commercial sale.
18. In the subsection risks affecting us, please consider separating the risks into bullet points so that they are easy to distinguish.
19. In the "Risks Affecting Us" subsection, please add a sentence immediately after the first sentence that states that you have suffered substantial operating losses in the past and expect your operating losses to increase for at least the next few years.

Our Corporate Information, page 3
20. Please expand this paragraph to state that you have never successfully commercialized any product.

Risk Factors, page 9
General
21. Please reorganize your Risk Factors grouping similar risk factors together and with the more important risk factors prior to the less important risk factors.
22. Please note that when you make disclosures for a particular risk factor, each risk factor should be customized for the Company. Accordingly, in addition to addressing the comments below; please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business. For example, as noted in a subsequent comment, you have included a number of risk factors relating to your intellectual property that appear to be generic without referencing the specific challenge to your patents that has occurred. Your disclosure in those cases should not be generic but should be customized to the facts pertaining to the Company so that investors can understand the risk factors in their proper context. In your response letter, please identify each place where you make revisions pursuant to this comment and briefly explain the revisions you have made.
23. Where you lay out bullet points highlighting specific risk factors, please elaborate on any problems you are currently facing or have faced in the past relating to those bullet points. Please note that in doing so, your resulting disclosure might become significant enough to warrant a separate risk factor.
As one example only, we note that the bullet points set forth in the risk factor titled "Delays in the completion of, or the termination of, clinical testing..." appears to be generic. In that risk factor, you indicate that delays can occur based upon a variety of factors, including "ongoing discussions with the FDA or other regulatory authority...."  If the Company has faced or expects to face problems with the scope or design of clinical trials, than the Company should describe those problems and explain how they have arisen (or might arise in the future), rather than providing a generic bullet point. Furthermore, the Company should undertake this analysis for all bullet points in the Risk Factors section. We may have further comments on your disclosure.

Risks Relating to our Business, p. 6
"Our products are currently at an early stage of development...," p.
6
24. In this risk factor, you should include more disclosure relating to the difficulties associated with obtaining regulatory approvals generally. You should provide a brief description of the regulatory process and the fact that there are many uncertainties associated with the process. Please note, however, that much of these revisions may be made unnecessary if you move the risk factor "Because the data from preclinical studies" adjacent to this risk factor.
25. If you are not in compliance currently with all performance objectives and other obligations under the NIH agreement, so state.

"There is a patent holder that claims priority..." p. 6
26. Please provide more information regarding the proceedings with the PTO. Specifically, please explain what you mean by "ex parte reexamination of the patent based on prior printed publications" and "non-final office action." Please also update the disclosure as the November 9 deadline has now passed.

"If we fail to obtain the capital necessary to fund our operations...," p.7
27. In the sources of funding you have described, you have not included the possibility of debt financing. Since debt is described as a possibility in a subsequent risk factor, it should be listed here as well.
"Even if we successfully complete clinical trials...," p. 10
28. You should introduce this risk factor by explaining what an NDA is so that investors can place your disclosure in its proper context.

"Our plan to use collaborations...," p.10
29. Currently, this risk factor describes the potential problems associated with collaborations. However, if the Company is currently dependent upon collaborators in a material way (such as the third party manufacturers and raw materials suppliers you describe in a subsequent risk factor), this risk factor should also discuss the risks associated with that dependence. You should describe the collaboration upon which you are dependent so that investors can understand the dependence and the risks associated with losing the collaboration. You should also describe the alternatives the Company would face if the collaboration were lost.
To the extent that you are substantially dependent on any third party for services, please describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. With respect to any third party collaborators, please disclose the approximate number of parties performing these services and discuss the obstacles you would encounter if you were required to replace any party. Please also disclose the term and termination provisions for each such agreement.
30. In addition, you should describe any disadvantages the Company faces in negotiating these collaborations.
"We currently rely on third-party manufacturers..." p. 11
31. In accordance with our prior comment, to the extent that you are substantially dependent on any third party for manufacturing services, please describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. In the Business section and in the Risk Factors section, you should name the manufacturer explicitly.
With respect to raw materials suppliers, please disclose the number of such suppliers in the marketplace and describe the alternatives the Company would face if the relationship with any supplier agreement was terminated for any reason. If any supplier would be difficult to replace, please name the supplier explicitly.
32. Please describe any problems you have had obtaining raw materials in the past or with third-party manufacturers.

"We face substantial uncertainty...," p. 13
"We cannot assure that our patents will not be challenged," p. 13
"We cannot assure that our manufacture," p. 13
33. We note that your disclosure in these risk factors does not address the specific challenges the Company has faced, such as the one described in a previous risk factor regarding the competing patent claim. Please make sure that these risk factors are customized for the Company and reflect Company-specific facts that make these risks more or less likely to occur.
Specifically, please describe any problems you have had in the past with the risks you have posed in this section. Describe any claims that you have infringed on the intellectual property of others, that employees have disclosed trade secrets or other confidential information, and your failures to protect intellectual property rights, among other issues. Also disclose any facts currently in existence that could lead to any of the problems described in this section. Your disclosure need not be redundant with respect to other disclosure that you have already provided.

"We face significant competition..., p. 14
34. You state that you believe you compete favorably against the mentioned products of your competitors. Please delete this assertion. Your products are in early-stage testing, and in the case of your lead product, not even in the clinic in the United States.
35. Please also discuss any other competitive advantages possessed by your competitors, including with respect managerial skill and experience in relevant areas, if appropriate.
36. In addition to the disclosure you have provided, if you have reason to believe that your primary competitors` products might have certain advantages relative to your products with respect to efficacy, safety, price or any other relevant criteria, you should disclose those disadvantages in this risk factor.
 "We are thinly staffed..., "p. 15
37. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.
38. Please disclose the number of new employees that the Company plans to hire to fulfill its strategy for the next two years.
39. In addition, you indicate that you will broaden expertise and extend manufacturing capabilities. Please expand this discussion to disclose specifically what your plans are in these regards.

Risks related to the offering, p. 16
"Anti-takeover provisions...," p. 17
40. Please disclose whether any of the described provisions could have the effect of creating entrenched management that will be difficult to remove.
41. Explain the risks posed by the rights plan and Delaware statute and explain what effect preventing a change of control could have on investors.
Use of Proceeds, p. 29
42. Please provide more disclosure relating to your "Use of Proceeds." In light of the information contained in the Prospectus Summary and Business sections, it appears that the Company has clearly defined objectives for its product development programs. We believe that the proceeds used to achieve these strategic goals are estimable and material to investors, particularly in light of your disclosure in "Product Candidate Development Timeline." Accordingly, you should revise your disclosure to include these estimates, even within the broad categories you have currently identified.
Please be as specific as possible and disclose the proceeds you currently intend to use by dollar amount for each development program you are currently engaged in and disclose what stages in the development process you will reach in each program based upon this amount of proceeds. We may have further comments on your disclosure.

Managements Discussion and Analysis..., page 27
General
43. We note your references to out-licensing agreements in the Business section. If you have a reasonable expectation that you will receive or be required to make a significant payment that would be material, including any royalty or milestone payments, you should describe the event and the amount of the payment you expect to make or receive in Management`s Discussion and Analysis.

Overview, p.27
44. Currently, your MD&A Overview discusses your product candidates and their respective developmental stages. In a recent release called "Commission Statement about Management`s Discussion and Analysis of Financial Condition and Results of Operations," the staff stated that "the development of MD&A disclosure should begin with management`s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company`s current and prospective financial position and operating results." Release Nos. 33-8056; 34-45321; FR-61.
Accordingly, the MD&A overview should include disclosure on the key points that are covered in greater detail in the MD& A section, with emphasis on the key trend and analytical points as well as on the "potential effects of known trends, commitments, events and uncertainties..." We may have further comments on your revisions.

Liquidity and Capital Resources, p.30
45. We note your statement that the proceeds of the offering will fund the Company until the end of 2005 and that the primary sources of cash will be from securities offerings. However, if you believe that there may be additional sources or uses of funds beyond what you have disclosed, you should also provide a more detailed explanation of the sources and uses of funds for this period.
According to the release referenced above, "MD&A disclosures should not be overly general. For example, disclosure that the registrant has sufficient short-term funding to meet its liquidity needs for the next year provides little useful information. Instead, registrants should consider describing the sources of short-term funding and the circumstances that are reasonably likely to affect those sources of liquidity." In accordance with the staff`s statement, you should include disclosure that describes an analysis of the circumstances that might affect liquidity.

Business, p. 33
Our Product Candidates, p. 35
46. Your discussion of the clinical trials should include further context so that investors can properly understand your descriptions. For example, you should explain what you mean when you refer to 30 patient, randomized clinical trials, the placebo groups, "blinded" studies and washout assessments. Please include explanations of these terms along with any other terms and phrases that will provide investors with the proper context to understand your disclosure.
47. In addition to merely explaining these terms, you should also describe their implications in the context of the clinical trials. For example, in your discussion of the clinical trials for Androxal, you mention trials testing 52 hypogonadal men. When making this disclosure, you should disclose information regarding the sample size and your ability to draw definitive conclusions regarding the tests based on sample size. Similar analyses should be provided for the other aspects of the trials, such as dividing the patients into different arms, open label treatments, and other features you mention.
48. Supplementally, please provide independent third-party support for the following assertions or delete them.
* Unlike Progenta, GnRH agonists create a low estrogen, menopausal-like state in women...
* GnRH agonists tend to promote bone loss and cannot be used for more than six months at a time.
* When women cease treatment with GnRH agonists, fibroids rapidly regenerate and symptoms associated with endometriosis quickly reappear.
* Androxal avoids the abnormally high peaks in testosterone levels and the elevated levels of dihydrotestosterone, or DHT, which result from use of current testosterone replacement therapies.
49. Supplementally, please provide the basis for the following beliefs or delete them.
* the endogenous production of testosterone through a compound like Androxal would not provide the significant negative feedback via administration of high concentrations of exogenous testosterone (as with Androgel), which has been linked to numerous potential adverse effects, including shrinkage of the testes.
* that Androxal has the greatest potential to restore near normal levels of testosterone, in as close to a natural process as possible, by restoring testicular production of testosterone, and that Androxal could be the first significant therapy approved in this market that treats testosterone deficiency in this manner.
50. On page 37, you state that you believe Androxal is superior to the current therapies on the market because it does not cause the same abnormal peaks in blood testosterone levels as current testosterone replacement therapies. It appears that you do not have enough data or information to support this assertion and that you should delete it.

Agreement with National Institutes of Health, p. 39
51. Discuss the development plan, objectives and conditions to which you allude in this subsection.

Management, p. 45
52. Please disclose what Mr. Lavotha has been doing professionally, if anything, since April 2003. Also, provide similar disclosure for the past five years regarding Ms. Masterson. See Item 401 of Regulation S-K.

Board Committees, p. 47
53. Provide more disclosure regarding each of your board committees, including who the members of each of the committees are.

Employment Agreements, p. 49
54. Please disclose the dates you entered the employment agreements with Messrs. Podolski and Ploth and file them as exhibits to the registration statement. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Principal Shareholders, p. 50
55. Please identify the natural person(s) who are the beneficial owners of the shares held by BVF Partners LP.
56. You state that your certificate of incorporation, bylaws and stockholder rights plan contain provisions that are designed to make it more difficult and time-consuming for a person to obtain control of your company and that the provisions of these documents are summarized in the prospectus. We are unable to find the summaries of your certificate and bylaws, and the summary of your rights plan does not appear complete. Please revise to include the summaries and describe the provisions to which you refer.
57. You state that potential investors should read your certificate of incorporation, bylaws and stockholder rights plan in their entirety for a complete description of the rights of holders of your common stock. Either delete this statement or expand your disclosure to state that all material terms of these documents are disclosed in the prospectus.

Shares Eligible for Future Sale, p. 53
58. Please disclose the number of shares that will be subject to the lock-up agreements.

Rule 144
59. It appears that the registrant has been subject to the Exchange Act filing requirements for at least 90 days. Please see Rule 144(c)(1) and revise your disclosure accordingly.
60. Please disclose the number of shares that can be sold pursuant Rule 144 and Rule 144(k) at the following times.
* The date of the final prospectus
* 90 days after the registration statement is declared effective
* 180 days after the registration statement is declared effective

Underwriting, page 53
61. In the final paragraph of the section, you reference "selling group members." Please disclose who these persons are or delete references to them in the registration statement.
62. At the top of page 54, you state, "After the shares of common stock are released for sale to the public, the underwriter may vary the offering price and other selling terms from time to time."
Please explain to what "other" selling terms you are referring, how those terms could be varied and what affects this could have on investors.
63. We note that the underwriters have arrangements with third parties to host or access your preliminary prospectus on the Internet. Please identify the underwriter`s internet address.
Please also describe the material terms of the agreement that allows for such electronic hosting and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
64. We note that the underwriters may deliver a prospectus electronically or otherwise offer and/or sell securities electronically. If they do so, please tell us the procedures they will use and how they intend to comply with the requirements of
Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
65. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Zafar Hasan at (202) 942-7381or me at (202) 942-1840 with any other questions.


Sincerely,




Jeffrey Riedler
Assistant Director


cc:	Paul D. Aubert
	Winstead, Sechrest & Minick PC
	1450 Lake Robbins Drive
	Suite 600
	The Woodlands, Texas 77380

Zonagen, Inc.
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